Exhibit 3.3

Certificate of Amendment to the

Amended and Restated Certificate of Incorporation

of Adamis Pharmaceuticals Corporation

Adamis Pharmaceuticals Corporation, a corporation organized under and existing under the laws of the State of Delaware (the “Corporation”), certifies that:

FIRST: The name of the Corporation is Adamis Pharmaceuticals Corporation.

SECOND: The Board of Directors of the Corporation, acting in accordance with the provisions of Sections 141 and 242 of the Delaware General Corporation Law, adopted resolutions to amend Article IV of the Amended and Restated Certificate of Incorporation of the Corporation to insert the following paragraph at the end of such Article:

“D.           Effective upon the effectiveness and the filing of this Certificate of Amendment to the Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware, each share of the Company’s Common Stock outstanding immediately before the effective time of this Certificate of Amendment (“Old Common Stock”) shall be combined and reclassified (the “Reverse Split”), without any action by the holder thereof, as follows: every seventeen (17) shares of Old Common Stock will be combined and reclassified (the “Reverse Stock Split”) as one share issued and outstanding Common Stock (“New Common Stock”). The Company shall not issue fractional shares on account of the Reverse Stock Split. Any fractional share resulting from such change (after aggregating all fractional shares held by a stockholder) will be rounded upward to the next higher whole share of New Common Stock.”

THIRD: The Board of Directors of the Corporation, acting in accordance with the provisions of Sections 141 and 242 of the Delaware General Corporation Law, adopted resolutions to amend Article IV, Paragraph A, of the Amended and Restated Certificate of Incorporation of the Corporation to read in its entirety as follows:

“A.           The Company is authorized to issue two classes of stock to be designated, respectively, “Common Stock” and “Preferred Stock”. The total number of shares of all classes of capital stock which the Company shall have authority to issue is 110,000,000, of which 100,000,000 shares shall be Common Stock, having a par value of $0.0001 per share (the “Common Stock”), and 10,000,000 shares shall be Preferred Stock, having a par value of $0.0001 per share (the “Preferred Stock”).”

FOURTH: This Certificate of Amendment to the Amended and Restated Certificate of Incorporation was submitted to the stockholders of the Corporation and was duly approved by the required vote of stockholders of the Corporation in accordance with Sections 222 and 242 of the Delaware General Corporation Law.

IN WITNESS WHEREOF, said Certificate of Amendment to the Restated Certificate of Incorporation has been duly executed by its authorized officer on this ___ day of December, 2013.

ADAMIS PHARMACEUTICALS CORPORATION

By:
Dennis J. Carlo, Ph.D.